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            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Contract Owners of Hartford Life Insurance Company Separate Account Eleven:

We consent to the use, in this Post-Effective Amendment No. 28 to Registration Statement No. 333-151805 on Form N-4 (the Registration Statement), of our report, dated April 27, 2017, with respect to the statements of assets and liabilities of Hartford Life Insurance Company Separate Account Eleven as of December 31, 2016, and the related statements of operations and changes in net assets and financial highlights for each of the years or periods in the two-year period then ended, each incorporated by reference in the Statement of Additional Information, which is part of the Registration Statement. We also consent to the reference to our firm under the heading "Experts" in the Statement of Additional Information.

/s/ KPMG LLP
Hartford, Connecticut
June 21, 2017